Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following is a brief description of the material terms of the securities of Uniti Group Inc., a Delaware corporation (the “Company”), registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description of the terms of our securities does not purport to be complete and is subject to and qualified in its entirety by references to the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and our charter and bylaws.
General
Our charter authorizes us to issue up to 5,500,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share.
Common Stock
Common stock. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.
Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.
Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor.
Rights upon liquidation. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Other rights. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
In addition to the Series A Preferred Stock (as described below), the board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.
The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. With the exception of the Series A Preferred Stock described herein, at present, the Company has no plans to issue any preferred stock.
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Series A Preferred Stock
The Company has issued shares of Series A Preferred Stock with an aggregate liquidation value of $575.0 million (the “Series A Preferred Stock”). The Series A Preferred Stock, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of the Company, ranks senior to the Company’s junior stock (including common stock), on a parity with all parity preferred stock of the Company and junior to all senior stock and existing and future indebtedness of the Company.
Holders of the Series A Preferred Stock are entitled to receive cumulative dividends at the applicable dividend rate on the liquidation preference per share of the Series A Preferred Stock, payable quarterly in cash or compounded by adding to the liquidation preference of Series A Preferred Stock, at the option of the Company. The dividend rate will initially be 11% per year for the first six years after the initial issuance of the Series A Preferred Stock. The dividend rate will be increased by an additional 0.5% per year during each of the seventh and eighth year after the initial issuance of the Series A Preferred Stock and be further increased by an additional 1% per year during each subsequent year, subject to a cap of 16% per year. In addition, the then-applicable dividend rate will be increased by 1% per year during any period in which an event of default has occurred under any material debt of the Company or its subsidiaries.
The Company may redeem the Series A Preferred Stock at its option at any time at a price per share equal to (i) for the first three years after the initial issuance thereof, $1,400 minus any cash dividends paid on such Series A Preferred Stock and (ii) thereafter, 100% of the liquidation preference of the Series A Preferred Stock to be redeemed plus accrued and unpaid dividends on such Series A Preferred Stock.
Following the tenth anniversary of the initial issuance of the Series A Preferred Stock, entities affiliated with Elliott Investment Management L.P. (“EIM”), Elliott Associates, L.P. (“EALP”), or Elliott International, L.P. (“EILP” and, together with EIM and EALP, “Elliott”) that hold Series A Preferred Stock (together, the “Anchor Holder”) may require the Company to repurchase the Series A Preferred Stock at a price equal to 100% of the liquidation preference of the Series A Preferred Stock to be repurchased plus accrued and unpaid dividends on such Series A Preferred Stock. The aggregate liquidation preference of the Series A Preferred Stock that the Anchor Holder may require the Company to repurchase is subject to a cap and the Anchor Holder may not exercise such right more than once in any 12-month period.
Upon a change of control of the Company, the holders of the Series A Preferred Stock may require the Company to repurchase the Series A Preferred Stock at a price equal to 100% of the liquidation preference of the Series A Preferred Stock to be repurchased plus accrued and unpaid dividends on such shares of Series A Preferred Stock.
The Company may elect to settle any redemption or repurchase of the Series A Preferred Stock in cash or shares of common stock, with each share of common stock being valued for this purpose at the lesser of (i) the arithmetic average of the volume-weighted average prices per share of common stock over the 20 consecutive trading days ending on, and including, the fifth trading day immediately preceding the relevant redemption date or repurchase date, as the case may be, and (ii) the arithmetic average of the volume-weighted average prices per share of common stock over the five consecutive trading days ending on, and including, the fifth trading day immediately preceding the relevant redemption date or repurchase date, as the case may be; provided that subject to certain conditions, a holder of the Series A Preferred Stock may require the Company to settle any redemption or repurchase
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of a share of Series A Preferred Stock owned by such holder in shares of common stock subject to a cap equal to 20% of the total number of shares of common stock outstanding immediately following the closing of the transactions (the “Merger”) contemplated by the Agreement and Plan of Merger dated as of May 3, 2024 (as amended) among Uniti Group LLC, New Windstream, LLC (“Windstream”), New Uniti HoldCo LP and New Windstream Merger Sub, LLC on a fully diluted basis divided by the number of shares of Series A Preferred Stock issued on the initial issue date.
Holders of Series A Preferred Stock are generally not entitled to vote on matters submitted to a vote of stockholders of the Company. Subject to certain exceptions, the consent of the holders of least a majority of the outstanding shares of the Series A Preferred Stock is required for the issuance of any parity stock or senior stock of the Company.
Election and Removal of Directors
The board of directors will consist of between two and nine directors. The exact number of directors in the future will be fixed from time to time by resolution of the board of directors.
In uncontested elections of directors, each director nominee will be elected only if the number of votes cast for such nominee exceeds the number of votes cast against such nominee. Directors who fail to receive a majority of votes cast in their favor must tender their resignation, which the board of directors can determine whether to accept or reject. In contested elections — the election of a director nominee that was properly nominated by a stockholder pursuant to the provisions of the Company’s bylaws — directors are elected by a plurality of votes cast.
Any director may be removed with or without cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors (other than with respect to a director that is designated by Elliott as described below) and any newly created directorship may be filled only by a majority of the remaining directors in office. See “Stockholder Agreements” for a description of Elliott’s director designation rights.
Limits on Written Consents
The certificate of incorporation and the bylaws of the Company provide that the holders of common stock are not able to act by written consent without a meeting.
Stockholder Meetings
The Company’s certificate of incorporation and bylaws provide that, unless otherwise provided for by terms of a class of preferred stock relating to the election of directors by the holders of such preferred stock, special meetings of stockholders may be called only by the board of directors acting pursuant to a resolution adopted by a majority of directors.
Amendment of Certificate of Incorporation
The provisions of the certificate of incorporation described under “Election and Removal of Directors,” “Stockholder Meetings,” and “Limits on Written Consents” may be amended only by the affirmative vote of holders of at least 66 2/3% of the voting power of its outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of the Company’s outstanding shares of stock will generally be required to amend other provisions of its certificate of incorporation.
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Amendment of Bylaws
The bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:
•the affirmative vote of a majority of directors in any manner not inconsistent with Delaware law or the Company’s certificate of incorporation, or
•the affirmative vote of holders of not less than 66 2∕3% of the voting power of the Company’s outstanding shares of voting stock, voting together as a single class.
Other Limitations on Stockholder Actions
The bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. The bylaws also specify requirements as to the form and content of a stockholder’s notice.
In order to submit a nomination for the board of directors, a stockholder must submit any information with respect to the nominee that would be required to be included in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by stockholders.
Limitation of Liability of Directors and Officers
The certificate of incorporation provides that no present or former director or officer will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except as required by applicable law, as in effect from time to time. Pursuant to and consistent with Delaware law, the Company’s exculpation provision does not eliminate the liability for any:
•breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders,
•acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
•for a director for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions,
•for any transaction from which the director or officer derived an improper personal benefit;
•for an officer in any action by or in the right of the corporation.
As a result, neither the Company nor its stockholders have the right, through stockholders’ derivative suits on its behalf, to recover monetary damages against a director for breach of fiduciary duty
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as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.
The bylaws provide that, to the fullest extent permitted by law, the Company will indemnify any of its officers or directors against all damages, claims and liabilities arising out of the fact that the person is or was a director or officer, or served any other enterprise at the Company’s request as a director or officer. Amending this provision will not reduce its indemnification obligations relating to actions taken before an amendment.
Forum Selection
Unless the Company consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America, including the applicable rules and regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the foregoing forum selection provisions.
Restrictions to Prevent Violations of FCC Foreign Ownership Rules and Other FCC Rules
If, at any time, a holder of shares of common stock or preferred stock acquires additional shares of common stock or preferred stock, or is otherwise attributed with ownership of such shares, that would cause the Company to violate (in each case, a “FCC Violation”) (A) any requirement of the FCC regarding foreign ownership or (B) any other rule or regulation of the FCC applicable to the Company, then the Company may, at the option of the board of directors, (i) redeem from the holder or holders causing such FCC Violation a sufficient number of shares of common stock or, at the option of the board of directors, preferred stock to eliminate the FCC Violation by paying in cash therefor a sum equal to such preferred stock’s Redemption Price (as defined below), (ii) suspend those rights of stock ownership the exercise of which causes or could cause such FCC Violation and/or (iii) require the sale of as many shares of common stock or preferred stock held by such stockholder as is necessary to eliminate such FCC Violation, and if the board of directors so requires, such stockholder shall promptly sell, and take all actions to sell, such shares such that, following such sale, there is no FCC Violation as a result of such stockholder. The “Redemption Price” will equal such price as is mutually determined by such stockholders and the Company or, if no mutually acceptable agreement can be reached, shall equal either (i) 75% of the fair market value of the common stock or 75% of the fair market value of the preferred stock, as applicable (in each case in accordance with the procedures for determining fair market value as set forth in the certificate of incorporation), where such holder caused the FCC Violation, or (ii) the common stock fair market value or the preferred stock fair market value, as applicable, where the FCC Violation was caused by no fault of the holder; provided, however, that the determination of whether such party caused the FCC Violation shall be made, in good faith, by the disinterested members of the board of directors. The foregoing provisions shall not apply to EIM or certain of its subsidiaries.
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FCC Eligibility
In order to enable the Company to establish that existing and proposed stockholders are eligible to be stockholders of the Company under applicable law, the officers of the Company, to the extent necessary, may request from each existing and proposed stockholder information relating to the citizenship and the extent, if any, of the foreign ownership of the stockholder, and such other information regarding the stockholder as is reasonable to ensure the Company is in compliance with applicable law.
Business Opportunities
To the fullest extent permitted under the DGCL, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are presented to its directors or stockholders other than those directors or stockholders who are employees of the Company.
Delaware Business Combination Statute
The certificate of incorporation expressly provides that the Company shall not be subject to Section 203 of the DGCL, which applies to certain business combinations involving interested stockholders. However, the Company will not engage in any business combination (as defined in the certificate of incorporation) at any point in time at which its common stock is registered under Section 12(b) or 12(g) of the Exchange Act with any interested stockholder (as defined in the certificate of incorporation) for a period of three years following the time that such stockholder became an interested stockholder, unless:
•prior to such time, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
•at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the Company’s outstanding voting stock that is not owned by the interested stockholder.
The definition of “interested stockholder” does not include (i) EIM and its affiliates, (ii) any Elliott Direct Transferee (defined as person that acquires (other than in a registered public offering) directly from EIM or any of its affiliates or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act beneficial ownership of 15% or more of the then outstanding voting stock of the Company) or (iii) any Elliott Indirect Transferee (defined as any person that acquires (other than in a registered public offering) directly from any Elliott Direct Transferee beneficial ownership of 15% or more of the then outstanding voting stock of the Company).
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Anti-Takeover Effects of Certain Provisions of Delaware Law
Certain provisions of the Company’s certificate of incorporation and bylaws could make acquisition of control of the Company by means of a proxy contest or otherwise more difficult.
These provisions, as well as the Company’s ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the board of directors. The Company believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.
Listing
The common stock is listed on the Nasdaq Global Select Market under the symbol “UNIT.”
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is Equiniti Trust Company, LLC.
Warrants
The Company issued 17,558,406 warrants to purchase the Company’s common stock under the Warrant Agreement dated August 1, 2025 by and between the Company and Equiniti Trust Company, LLC (the “Warrant Agreement”). Subject to certain ownership limitations, each warrant entitles the registered holder to purchase, initially, one share of the Company’s common stock for $0.01 per share during the exercise period, subject to customary adjustments set forth in the Warrant Agreement. The exercise period commences on the third anniversary of the initial issuance date of the warrants or, if earlier, upon any change of control of the Company or the redemption of the corresponding Series A Preferred Stock. The Company will settle the exercise of a warrant on a cashless basis by delivering a number of shares of common stock with a value equal to the amount by which the market price of the common stock at the time of exercise as measured under the Warrant Agreement exceeds the strike price of $0.01 per share. The warrants expire on the tenth anniversary of the initial issuance date thereof. The holders of the warrants are entitled to participate in all distributions made on the Company’s common stock on an as-exercised basis. The warrants do not have any voting rights.
Stockholder Agreements
At the effective time of the Merger, (i) Elliott and certain investment vehicles affiliated with Elliott (the “Investors”, and, together with Elliott, the “Elliott Stockholders”) and (ii) certain other Windstream investors (the “Other Stockholders”), each entered into stockholder agreements with the Company (the “Stockholder Agreements”). Under the Stockholder Agreements, (a) Elliott has the right, subject to certain requirements, to select a number of director designees equal to (1) two (or, in the event the number of directors on the board of directors is greater than nine, a number that would result in the number of designees representing 20% of the directors then comprising the board of directors), for so long as Elliott and its controlled affiliates collectively beneficially own at least 50% of the shares of common stock that they hold as of the date of the Stockholder Agreements (inclusive of shares of common stock issued or issuable in connection with the exercise of warrants and shares of common stock issued in connection with the redemption, repurchase or conversion of any shares of Series A Preferred
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Stock) and (2) one (or, in the event the number of directors on the board of directors is greater than nine, a number that would result in the number of designees representing 10% of the directors then comprising the board of directors), for so long as Elliott and its controlled affiliates collectively beneficially own at least 25% but less than 50% of such shares of common stock and (b) the Other Stockholders have the right to select a non-voting observer to attend and participate in meetings of the board of directors, subject to certain of the Other Stockholders’ affiliates holding at least 5% of the issued and outstanding common stock on a fully-diluted basis (including treating warrants on an as-exercised basis) following the consummation of the Merger (the “Closing”) and continuing to hold a certain amount of Company equity.
In addition, the Elliott Stockholders and Other Stockholders have each entered into customary standstill and confidentiality arrangements. The standstill will terminate on the later of (i) one year after the date of the Stockholder Agreements and (ii) 30 days following the date that (a) in the case of the Elliott Stockholders, Elliott has neither one of its designees serving on the board of directors nor a right to select a director designee and (b) in the case of the Other Stockholders, the Other Stockholders are no longer entitled to select a board observer. The Elliott Stockholders and Other Stockholders have also agreed to customary lock-ups, pursuant to which the Elliott Stockholders and Other Stockholders will, subject to certain exceptions, not transfer any equity securities of the Company for six months after the date of the Closing.
The foregoing description of the Stockholder Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form Stockholder Agreements, which are also included as exhibits to the Annual Report on Form 10-K on which this exhibit is filed.
Registration Rights Agreement
 In connection with Closing, the Company entered into a registration rights agreement with the Elliott Stockholders and Other Stockholders (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Elliott Stockholders and Other Stockholders have customary piggyback and demand rights, with demands limited to two per entity and an additional four per holder as shelf takedowns, subject to increases in connection with certain redemptions or repurchases of the Series A Preferred Stock settled in shares of common stock. The Registration Rights Agreement includes customary cooperation and indemnification provisions. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is also included as an exhibit to the Annual Report on Form 10-K on which this exhibit is filed.

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